UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 7)

Delta Petroleum Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

247907207

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 38,508,000
8. Shared Voting Power -0-
9. Sole Dispositive Power 38,508,000
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,508,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.26% *
14.	Type of Reporting Person (See Instructions) CO

* Percentage calculated on the basis of 103,350,044 shares of common stock issued and outstanding as of November 3, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008.

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 38,508,000
8. Shared Voting Power -0-
9. Sole Dispositive Power 38,508,000
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,508,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.26% *
14.	Type of Reporting Person (See Instructions) IN

* Percentage calculated on the basis of 103,350,044 shares of common stock issued and outstanding as of November 3, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008.

This Amendment No. 7 amends and supplements that certain Schedule 13D filed on February 26, 2008 and previously amended on June 11, 2008, June 19, 2008, July 8, 2008, September 3, 2008, November 6, 2008 and November 14, 2008 and as amended by those certain Schedule TO-Cs filed on October 31, 2008 and November 7, 2008 with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda (as so amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 shall have the meaning set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

During the period from November 21, 2008 to November 24, 2008, Tracinda purchased an aggregate of 1,280,000 shares of the common stock of Delta Petroleum Corporation (approximately 1.24% of the outstanding shares) in open market transactions for an aggregate price of $6,376,388, or approximately $4.98 per share, before commissions, as set forth on Exhibit 10 hereto. As a result, Tracinda owns 38,508,000 shares (approximately 37.26% of the outstanding shares). The source of funds for these purchases was funds available under its Credit Agreement.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the Company’s securities beneficially owned by each person or entity named in Item 2 of the Schedule 13D. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding(1)
Tracinda Corporation	38,508,000	37.26%
Kirk Kerkorian	38,508,000	37.26%
Anthony L. Mandekic	540	(2)

(1)	Computed on the basis of 103,350,044 shares of common stock issued and outstanding on November 3, 2008, as set forth in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2008.

(2)	Less than 1% of the outstanding shares of common stock.

(c) During the period from November 21 through November 24, 2008, Tracinda purchased an aggregate of 1,280,000 shares of the Company’s common stock in the open market for an average purchase price of approximately $4.98 per share, as set forth in Exhibit 10 hereto, which is incorporated herein by reference. Other than as set forth herein, none of the persons named in paragraphs (a)-(b) above have effected any transactions since the filing of Amendment No. 6 to the Schedule 13D.

(d) & (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 24, 2008

TRACINDA CORPORATION

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-in-Fact *

* Power of Attorney, dated February 13, 2008,

previously filed as Exhibit 3 to the Schedule 13D.